UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to

Commission file number - 001-34045

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
Colfax Corporation 401(k) Savings Plan Plus
B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Colfax Corporation
420 National Business Parkway, 5th Floor
Annapolis Junction, MD 20701

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Plans Committee
Colfax Corporation 401(k) Savings Plan Plus
Annapolis Junction, Maryland

We have audited the accompanying statements of net assets available for benefits of the Colfax Corporation 401(k) Savings Plan Plus (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
McLean, Virginia
June 24, 2016

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2015	2014

Assets
Investments, at fair value	$283,762,352	$226,512,363
Receivables:
Participant contributions	38,241	21,857
Employer contributions	265,103	166,091
Notes receivable from participants	8,310,274	6,048,839
Total receivables	8,613,618	6,236,787
Total assets	292,375,970	232,749,150
Liabilities
Excess contributions payable	13,477	—
Net assets available for benefits	$292,362,493	$232,749,150

See Notes to Financial Statements.

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2015

Additions
Contributions:
Participant	$15,019,560
Employer	11,876,579
Rollovers	4,071,844
Total contributions	30,967,983
Net investment income:
Interest and dividends	11,266,743
Net depreciation in fair value of investments	(10,353,038)
Total net investment income	913,705
Interest income from notes receivable from participants	276,802
Total additions	32,158,490
Deductions
Benefits paid to participants	44,236,099
Administrative expenses, net	87,208
Total deductions	44,323,307
Net decrease prior to plan transfers	(12,164,817)
Net transfers into plan	71,778,160
Net increase	59,613,343
Net assets available for benefits:
Beginning of plan year	232,749,150
End of plan year	$292,362,493

See Notes to Financial Statements.

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

The following description of the Colfax Corporation 401(k) Savings Plan Plus (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan, as amended and restated as of January 1, 2013, is a defined contribution plan covering substantially all employees of Colfax Corporation and participating affiliates (collectively, “Colfax,” the “Company”). Non-resident aliens, leased employees, temporary employees who are not 21 years of age and have not completed at least 1,000 hours of service during an eligibility period (except for those temporary employees covered by the IUE-CWA AFL-CIO Local 81250 collective bargaining agreement (the “Collective Bargaining Agreement”) and temporary employees covered by the International Union, United Automobile, Aerospace, and Agricultural Implement Workers of America Local 1118 (the “Roots Union”)), employees not on U.S. payroll or who would be leased employees that have not yet satisfied the service requirements (except for those covered by the Collective Bargaining Agreement) were not included in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective January 1, 2015, the Plan was amended and the Company merged the Victor Technologies International, Inc. 401(k) Retirement Plan (“Victor Plan”) and American Fan Company 401(k) Plan (“American Fan Company Plan”) with the Plan resulting in an increase of additional assets of approximately $70.1 million. Effective October 1, 2015, the Plan was amended and a partial plan transfer from the Dresser, Inc. Savings Plan related to the Roots Union employees was merged into the Plan, contributing $1.7 million of assets.

Contributions

Each year, participants may contribute up to 75% of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants direct the investment of contributions into various investment options offered by the Plan. As of December 31, 2015, the Plan offered 29 mutual funds, one common collective trust fund and Colfax Corporation common stock as investment options for participants. Employees covered under collective bargaining agreements may receive employer nonelective and/or matching contributions based on the terms of their bargaining agreement. For the year ended December 31, 2015, these employer contributions range from 0% to 4% of eligible compensation. For eligible employees under the Plan that are not covered by collective bargaining agreements, the Plan provides for a safe harbor employer match of up to 4% of eligible compensation contributed to the Plan. Discretionary employer contribution rates range from 2% to 4% of eligible compensation for the year ended December 31, 2015, based upon eligibility requirements as detailed in the Plan document. Contributions are subject to certain limitations.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's contributions, and an allocation of the investment earnings and losses. Allocations of investment earnings and losses are based on account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants vest immediately in their contributions and nonelective safe harbor contributions plus actual earnings thereon. Vesting in discretionary employer contributions is based on years of continuous service. A participant is 20% vested in the discretionary matching contribution after two years of service are completed, 40% vested after three years, 60% vested after four years, and 100% vested after five years of service are completed. Discretionary employer contributions for participants subject to the Collective Bargaining Agreement vest 20% after two years of service are completed and vest an additional 20% per year until full vesting after six years. Discretionary employer contributions for Roots Union employees vest 25% after two years of service are completed and vest an additional 25% per year until full vesting after five years. Different vesting schedules may apply to certain employees as described in the Plan document due to prior Plan provisions.

Forfeited Accounts

At December 31, 2015 and 2014, forfeited nonvested accounts totaled $176,271 and $125,539, respectively. These amounts will be used to pay administrative expenses and then to reduce future employer contributions. During the year ended December

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
NOTES TO FINANCIAL STATEMENTS – (Continued)

31, 2015, $22,600 and $489,509 of forfeited nonvested funds were used to pay administrative expenses and reduce employer contributions, respectively.

Payment of Benefits

Benefits are payable upon retirement at age 65, disability, death, or termination of employment. Hardship withdrawals and in-service withdrawals at age 59 1/2 are also permitted, subject to the provisions in the Plan document and applicable law. Benefits are payable in lump sum or installment payments.

Notes Receivable from Participants

Active participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. For loans to active participants in the Plan, loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1%, which was between 4.25% and 9.25% for outstanding loans at December 31, 2015, and between 4.25% and 7.50% for outstanding loans at December 31, 2014. Principal and interest are paid through payroll deductions.

Excess Contributions Payable

Amounts payable to participants for deferrals in excess of Internal Revenue Code 402(g) for the plan year are recorded as a liability as of December 31, 2015. All excess contributions are distributed to participants by April 15 of the year following the deferral.

Administrative Expenses

Certain expenses of administering the Plan are paid indirectly by the Plan through a service based pricing arrangement with the Trustee. Under this arrangement, revenue paid to the Trustee by mutual funds in which participant accounts are invested is used to pay for Plan services at rates the Company has negotiated with the Trustee. During the year ended December 31, 2015, the Plan received credits from the Trustee in the amount of $50,000 which was used to pay administrative expenses. Certain other administrative expenses associated with maintaining the Plan may be paid by the Company and are excluded from the financial statements. See Note 1, “Description of the Plan - Forfeited Accounts” for further discussion regarding the order of use of forfeited nonvested accounts to pay for administrative expenses. Investment related expenses are included in Net depreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

Voting Rights

Each participant is entitled to exercise voting rights for shares of Colfax common stock credited to their account at all times that Colfax Corporation shareholders vote. The participant is notified by the Trustee prior to the time such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant. The Trustee shall vote shares for which it has not received direction in the same proportion as directed shares were voted.

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States (“GAAP”).

Investment Valuation and Income Recognition

The investments of the Plan are stated at fair value. The Colfax Corporation Retirement Plans Committee determines the Plan’s valuation policies, utilizing information provided by the investment advisors and Trustee. See Note 3, “Fair Value Measurements” for further discussion of investment valuation inputs.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
NOTES TO FINANCIAL STATEMENTS – (Continued)

Notes Receivable from Participants

The notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Fair Value Measurements

The Plan performs fair value measurements in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 820, Fair Value Measurements and Disclosures. Refer to Note 3, “Fair Value Measurements” for related disclosures associated with the Plan's investments.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the additions and deductions to net assets available for benefits for the periods presented. Actual results may differ from those estimates.

Recently Issued Accounting Pronouncements

In May 2015, the FASB issued Accounting Standards Update (“ASU”) No. 2015-07, “Fair Value Measurement (Topic 820)—Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (Subtopic 835-30)” (“ASU No. 2015-07”). ASU No. 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. ASU No. 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Investments that calculate net asset value per share (or its equivalent), but for which the practical expedient is not applied will continue to be included in the fair value hierarchy along with the related required disclosures. ASU No. 2015-07 is effective for fiscal years beginning after December 15, 2015, and is to be applied retrospectively, with early adoption permitted. The Company has early adopted ASU No. 2015-07 in the Notes to Financial Statements as of December 31, 2015 and has applied the disclosure provisions of ASU No. 2015-07 to all investments measured using the net asset value per share practical expedient. See Note 3, “Fair Value Measurements” for further discussion on the impact of ASU No. 2015-07.

In July 2015, the FASB issued ASU No. 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient” (“ASU No.  2015-12”). ASU No. 2015-12 removes the requirement to report fully benefit-responsive investment contracts at fair value with an adjustment to contract value. Under ASU No. 2015-12, direct investments in fully benefit-responsive investment contracts are measured, presented, and disclosed only at contract value. In addition, this amendment simplifies the investment disclosures required for employee benefit plans, including eliminating the requirements to disclose (i) individual investments that represent 5% or more of net assets available for benefits, (ii) net appreciation (depreciation) by individual investment type and (iii) investment information disaggregated based on the nature, characteristics and risks. The requirement to disaggregate participant-directed investments within a self-directed brokerage account has also been eliminated. Self-directed brokerage accounts should be reported as a single type of investment. The update also allows plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with a month-end. ASU No. 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively, while Part III is applied prospectively. The Company has early adopted ASU No. 2015-12 in the Financial Statements as of and for the year ended December 31, 2015 and the related Notes to Financial Statements, and where applicable has retrospectively applied the provisions to prior periods presented.

3. Fair Value Measurements

The Plan performs fair value measurements defining fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan reports its investments at fair value based on a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level One

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
NOTES TO FINANCIAL STATEMENTS – (Continued)

measurements) and the lowest priority to unobservable inputs (Level Three measurements). The three levels of the fair value hierarchy are described below:

Level One: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level Two: Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level Three: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

A summary of the Plan's assets that are measured at fair value for each fair value hierarchy level for the periods presented is as follows:

	December 31, 2015
	Measured at Net Asset Value (1)	Level One	Level Two	Level Three	Total

Colfax Corporation common stock	$—	$1,245,729	$—	$—	$1,245,729
Mutual funds	—	241,648,737	—	—	241,648,737
Common collective trust fund	40,867,886	—	—	—	40,867,886
Total	$40,867,886	$242,894,466	$—	$—	$283,762,352

	December 31, 2014
	Measured at Net Asset Value (1)	Level One	Level Two	Level Three	Total

Colfax Corporation common stock	$—	$1,841,492	$—	$—	$1,841,492
Mutual funds	—	191,484,530	—	—	191,484,530
Common collective trust fund	33,186,341	—	—	—	33,186,341
Total	$33,186,341	$193,326,022	$—	$—	$226,512,363
__________
(1) In accordance with ASU No. 2015-07, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient (the “NAV”) have not been classified in the fair value hierarchy. These investments, consisting of common collective trusts, are valued using the NAV provided by the Trustee. The NAV is based on the underlying investments held by the fund, that are traded in an active market, less its liabilities. These investments can be redeemed in the near-term.

There were no transfers in or out of Level One, Two or Three during the year ended December 31, 2015.

Colfax Corporation common stock is valued at the closing price reported on a national securities exchange.

Mutual funds are valued at the daily closing prices as reported by the fund. Mutual funds held by the Plan are open ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Investments in the common collective trust fund can be redeemed immediately at the current net asset value which is based on the fair value of the underlying assets in the trust. The underlying assets of the common collective trust fund include conventional investment contracts, synthetic investment contracts, wrap contracts and other investments. The fair value of conventional investment contracts is determined using a discounted cash flow methodology where the individual contract cash flows are discounted at the prevailing interpolated yield curve rate as of year end. Underlying investments of synthetic investment contracts are generally valued as follows: domestic and foreign fixed income securities are valued at fair value based on market values obtained from independent pricing services, quotes by dealers who are market makers in these securities, or by a methodology approved by the trust. Commercial paper and other investment securities with less than 60 days to maturity when purchased are

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
NOTES TO FINANCIAL STATEMENTS – (Continued)

valued at amortized cost, which approximates fair value. Investments in regulated investment companies or collective investment trusts are valued at the net asset value per share/unit on valuation date. Accrued interest, if any, on the underlying investments is added to the fair value of the investments for presentation purposes. The fair value of wrap contracts is determined using the market approach discounting methodology which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated yield curve as of year end. There are no withdrawal limits, redemption frequency limits or redemption notice periods. There were no unfunded commitments for these investments as of December 31, 2015 or 2014. The net asset value as reported by the trustee is used as a practical expedient to estimate fair value, which is based on the fair value of the underlying assets in the trust, as discussed above, less its liabilities.

Withdrawals for benefit payments and participant directed transfers to noncompeting options are made to plan participants promptly, to the extent possible, but within 30 days after notification has been received. The Morley Stable Value Fund reserves the right to delay plan sponsor initiated redemptions for up to 365 days, subject to certain conditions.

4. Risks and Uncertainties

The Plan provides for investments in various securities that are exposed to risks, such as interest rate, credit and overall volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in future statements of net assets available for benefits. As of December 31, 2015 and 2014, two investments represent approximately 26% and 29% of total Net assets available for benefits, respectively.

5. Tax Status

The Plan is a prototype plan of the Trustee which received an opinion letter on March 31, 2008, in which the Internal Revenue Service stated that the form of the Plan document was acceptable under the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving that letter. However, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income tax has been included in the Plan's financial statements.

6. Party-in-Interest Transactions

Certain Plan investments consist of units of common collective trust funds managed by affiliates of the Trustee. Plan investments also include Colfax common stock. Colfax is the administrator of the Plan. Certain fees of administering the Plan are paid to the Trustee by the Plan. For the year ended December 31, 2015 total fees paid to the Trustee were $54,530. Audit fees for the Plan are paid to the independent registered public accounting firm by the Plan. For the year ended December 31, 2015, total fees paid to independent registered public accounting firms were $22,600. These transactions qualify as exempt party-in-interest transactions.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

8. Reconciliation to Form 5500

The following is a reconciliation of amounts in the financial statements to Form 5500 as of December 31, 2015 and 2014 and for the year ended December 31, 2015:

	December 31,
	2015	2014
Net assets available for benefits per the financial statements	$292,362,493	$232,749,150
Transfers in (1)	—	70,148,516
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2014	—	305,984
Total net assets per Form 5500	$292,362,493	$303,203,650

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
NOTES TO FINANCIAL STATEMENTS – (Continued)

Year Ended December 31, 2015

Total additions per the financial statements	$32,158,490
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2014	(305,984)
Total income per Form 5500	$31,852,506

Net increase in net assets available for benefits per the financial statements	$59,613,343
Transfers in (1)	(70,148,516)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2014	(305,984)
Net loss per Form 5500	$(10,841,157)
__________
(1) The Victor Plan and American Fan Company Plan were merged with the Plan effective January 1, 2015. Transfers in from the plans were recorded as a receivable to the Plan as of December 31, 2014 on the Form 5500.

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
EIN: 54-1887631 Plan: 037

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2015

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Cost(1)	Current Value

Colfax Corporation(2)	Common Stock		$1,245,729
AllianzGI NFJ Small-Cap Value Fund Administrative Class	Mutual Fund		5,594,798
American Funds American Balanced Fund Class R-4	Mutual Fund		19,465,285
American Funds New Perspective Fund Class R-4	Mutual Fund		7,059,882
Fidelity Contrafund K(2)	Mutual Fund		34,552,880
Fidelity Diversified Intl K(2)	Mutual Fund		9,433,744
Fidelity Retirement Money Market(2)	Mutual Fund		91,169
Hartford Dividend & Growth Fund Class R5	Mutual Fund		14,689,010
Janus Enterprise Fund N Class	Mutual Fund		11,631,100
John Hancock Funds Disciplined Value Mid Cap Fund Class R6	Mutual Fund		4,870,489
JPMorgan High Yield Fund Select Class	Mutual Fund		2,126,637
Loomis Sayles Core Plus Bond Fund Class Y	Mutual Fund		13,224,844
Spartan 500 Index Fund - Institutional Class(2)	Mutual Fund		29,167,239
Spartan Extended Market Index Fund - Fidelity Advantage Class(2)	Mutual Fund		7,419,778
Spartan International Index Fund - Fidelity Advantage Class(2)	Mutual Fund		3,748,930
Templeton Global Bond Fund Advisor Class	Mutual Fund		647,854
Vanguard Inflation - Protected Securities Fund Institutional Shares	Mutual Fund		2,900,781
Vanguard Intermediate-Term Bond Index Fund Admiral Shares	Mutual Fund		5,040,305
Vanguard Target Retirement 2010 Fund	Mutual Fund		1,233,875
Vanguard Target Retirement 2015 Fund	Mutual Fund		4,859,453
Vanguard Target Retirement 2020 Fund	Mutual Fund		12,993,330
Vanguard Target Retirement 2025 Fund	Mutual Fund		11,182,303
Vanguard Target Retirement 2030 Fund	Mutual Fund		11,906,754
Vanguard Target Retirement 2035 Fund	Mutual Fund		6,723,224
Vanguard Target Retirement 2040 Fund	Mutual Fund		5,715,478
Vanguard Target Retirement 2045 Fund	Mutual Fund		3,389,127
Vanguard Target Retirement 2050 Fund	Mutual Fund		3,888,119
Vanguard Target Retirement 2055 Fund	Mutual Fund		1,003,013
Vanguard Target Retirement 2060 Fund	Mutual Fund		118,137
Vanguard Target Retirement Income Fund	Mutual Fund		1,569,069
Wells Fargo Advantage Small Company Growth Fund Institutional Class	Mutual Fund		5,402,130
Morley Stable Value Fund	Common Collective Trust		40,867,886
Subtotal			283,762,352

Participant loans(2)(3)	N/A	N/A	8,310,274
Total			$292,072,626
__________
(1) Cost information is not required for participant-directed investments
(2) A party-in-interest to the plan as defined by ERISA
(3) Maturity dates range from January 2016 to October 2043 and annual interest rates range from 4.25% and 9.25%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant:     Colfax Corporation
Colfax Corporation 401(k) Savings Plan Plus

By:

/s/ C. SCOTT BRANNAN	June 24, 2016
C. Scott Brannan Senior Vice President, Finance, Chief Financial Officer and Treasurer